MDU RESOURCES GROUP, INC.
       COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
    AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                              Twelve Months             Year
                                  Ended                Ended
                            September 30, 2004   December 31, 2003
                                    (In thousands of dollars)


Earnings Available for
 Fixed Charges:

Net Income (a)                   $180,833           $ 170,956

Income Taxes (b)                   91,031              93,751
                                  271,864             264,707

Rents (c)                           9,634               9,073

Interest (d)                       58,897              54,354

Total Earnings Available
 for Fixed Charges               $340,395           $ 328,134

Preferred Dividend Requirements  $    685           $     717

Ratio of Income Before Income
 Taxes to Net Income                  145%                153%

Preferred Dividend Factor on
 Pretax Basis                         993               1,097

Fixed Charges (e)                  71,691              68,141

Combined Fixed Charges and
 Preferred Stock Dividends       $ 72,684           $  69,238

Ratio of Earnings to Fixed
 Charges                              4.7x                4.8x

Ratio of Earnings to
  Combined Fixed Charges
  and Preferred Stock Dividends       4.7x                4.7x


(a)  Net income excludes undistributed income for equity investees.

(b) Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended December 31, 2003.

(c)  Represents interest portion of rents estimated at 33 1/3%.

(d) Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(e) Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).